

Mail Stop 3561

July 15, 2009

By U.S. Mail

Mr. W. Ron Hinson
Principal Accounting Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

> **Re: The Southern Company**
> **Alabama Power Company**
> **Georgia Power Company**
> **Gulf Power Company**
> **Mississippi Power Company**
> **Southern Power Company**
> **Forms 10-K for the year ended December 31, 2008**
> **Filed February 29, 2009**
> **File Nos. 1-3526, 1-3164, 1-6468, 0-2429, 001-11229, and 333-98553**

Dear Mr. Hinson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Andrew Mew
Accounting Branch Chief